Exhibit 99.1

Yatsen Announces Second Quarter 2023 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on August 22, 2023

GUANGZHOU, China, August 22, 2023 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading China-based beauty group, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Highlights

•
Total net revenues for the second quarter of 2023 decreased by 9.8% to RMB858.6 million (US$118.4 million) from RMB951.8 million for the prior year period.

•
Total net revenues from Skincare Brands1 for the second quarter of 2023 increased by 2.3% to RMB325.2 million (US$44.8 million) from RMB317.8 million for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the second quarter of 2023 increased to 37.9% from 33.4% for the prior year period.

•
Gross margin for the second quarter of 2023 was 74.7%, as compared with 62.9% for the prior year period.
•
Net loss for the second quarter of 2023 decreased by 59.0% to RMB108.5 million (US$15.0 million) from RMB264.3 million for the prior year period. Non-GAAP net loss2 for the second quarter of 2023 decreased by 77.7% to RMB46.3 million (US$6.4 million) from RMB207.5 million for the prior year period.

1 Include net revenues from DR.WU (its mainland China business), Galénic, Eve Lom, Abby’s Choice and other skincare brands of the Company.

2 Non-GAAP net loss is a non-GAAP financial measure. Effective from the third quarter of 2022, non-GAAP net loss is defined as net loss excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments, and non-GAAP net loss for the prior year period presented in this document is also calculated in the same manner.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated, “The beauty industry experienced a modest post-COVID recovery during the second quarter of 2023. While uncertainty in consumer demand persisted, we continued to focus on fine-tuning our business model and investing in brand building and R&D. Along with improvements in certain of our key financial and operating metrics, our strategic transformation plan remained largely on track. Furthermore, operations of the Guangzhou manufacturing hub we established with Cosmax officially commenced on August 11, enabling further optimization of our supply chain. Looking ahead to the remainder of the year, our team is devoting resources to new product launches with the goal of bringing exciting new beauty solutions to our customers.”

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “As a result of our business transformation strategy and the recovery trend in the beauty market, we again beat our previous guidance, with total net revenues declining by 9.8% year-over-year for the second quarter of 2023. Net revenues from our Skincare Brands grew by 2.3% year-over-year, benefiting from the solid performance of our clinical and premium brands, including Galénic, DR.WU and Eve Lom, which recorded year-over-year growth of 13.3% in combined net revenues. Furthermore, gross margin has demonstrated a clear upward trend over the past four quarters, rising to 74.7% in the second quarter of 2023. We also narrowed our net loss margin to 12.6% and non-GAAP net loss margin to 5.4%. Supported by ample cash, restricted cash and short-term investments balance of RMB2.57 billion, we are prepared to drive further progress in our business transformation in the second half of 2023.”

Second Quarter 2023 Financial Results

Net Revenues

Total net revenues for the second quarter of 2023 decreased by 9.8% to RMB858.6 million (US$118.4 million) from RMB951.8 million for the prior year period. The decrease was primarily attributable to a 16.6% year-over-year decrease in net revenues from Color Cosmetics Brands3, partially offset by a 2.3% year-over-year increase in net revenues from Skincare Brands.

3 Include Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of the Company.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2023 increased by 7.2% to RMB641.6 million (US$88.5 million) from RMB598.3 million for the prior year period. Gross margin for the second quarter of 2023 increased to 74.7% from 62.9% for the prior year period. The increase was driven by (i) increasing sales of higher-gross margin products from Skincare Brands, (ii) more disciplined pricing and discount policies and (iii) cost optimization across all of the Company’s brand portfolios.

Operating Expenses

Total operating expenses for the second quarter of 2023 decreased by 11.3% to RMB776.7 million (US$107.1 million) from RMB875.3 million for the prior year period. As a percentage of total net revenues, total operating expenses for the second quarter of 2023 were 90.5%, as compared with 92.0% for the prior year period.

•
Fulfillment Expenses. Fulfillment expenses for the second quarter of 2023 were RMB58.3 million (US$8.0 million), as compared with RMB69.7 million for the prior year period. As a percentage of total net revenues, fulfillment expenses for the second quarter of 2023 decreased to 6.8% from 7.3% for the prior year period. The decrease was primarily attributable to a decrease in warehouse and logistics costs due to the outsourcing of most of the Company’s warehousing and handling operations.

•
Selling and Marketing Expenses. Selling and marketing expenses for the second quarter of 2023 were RMB542.8 million (US$74.9 million), as compared with RMB625.7 million for the prior year period. As a percentage of total net revenues, selling and marketing expenses for the second quarter of 2023 decreased to 63.2% from 65.7% for the prior year period. The decrease was primarily attributable to the closure of underperforming offline stores and a reduction in share-based compensation related to the decrease in selling and marketing headcount, partially offset by an increase in online advertising expenses.

•
General and Administrative Expenses. General and administrative expenses for the second quarter of 2023 were RMB149.7 million (US$20.6 million), as compared with RMB147.8 million for the prior year period. As a percentage of total net revenues, general and administrative expenses for the second quarter of 2023 increased to 17.4% from 15.5% for the prior year period. The increase was primarily attributable to an increase in share-based compensation, combined with the deleveraging effect of lower total net revenues in the second quarter of 2023.

•
Research and Development Expenses. Research and development expenses for the second quarter of 2023 were RMB25.9 million (US$3.6 million), as compared with RMB32.0 million for the prior year period. As a percentage of total net revenues, research and development expenses for the second quarter of 2023 decreased to 3.0% from 3.4% for the prior year period. The decrease was primarily attributable to the Company’s efforts to maintain research and development expenses at a reasonable level relative to total net revenues.

Loss from Operations

Loss from operations for the second quarter of 2023 decreased by 51.2% to RMB135.1 million (US$18.6 million) from RMB277.0 million for the prior year period. Operating loss margin was 15.7%, as compared with 29.1% for the prior year period.

Non-GAAP loss from operations4 for the second quarter of 2023 decreased by 65.8% to RMB74.6 million (US$10.3 million) from RMB218.2 million for the prior year period. Non-GAAP operating loss margin was 8.7%, as compared with 22.9% for the prior year period.

Net Loss

Net loss for the second quarter of 2023 decreased by 59.0% to RMB108.5 million (US$15.0 million) from RMB264.3 million for the prior year period. Net loss margin was 12.6%, as compared with 27.8% for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS5 for the second quarter of 2023 was RMB0.20 (US$0.03), as compared with RMB0.43 for the prior year period.

Non-GAAP net loss for the second quarter of 2023 decreased by 77.7% to RMB46.3 million (US$6.4 million) from RMB207.5 million for the prior year period. Non-GAAP net loss margin was 5.4%, as compared with 21.8% for the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the second quarter of 2023 was RMB0.08 (US$0.01), as compared with RMB0.34 for the prior year period.

4 Non-GAAP loss from operations is a non-GAAP financial measure. Non-GAAP loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions.

5 ADS refers to American depositary shares, each of which represents four Class A ordinary shares.

6 Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net loss attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Effective from the second quarter of 2023, non-GAAP net loss attributable to ordinary shareholders is defined as net loss attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) tax effects on non-GAAP adjustments and (v) accretion to redeemable non-controlling interests, and non-GAAP net loss attributable to ordinary shareholders per diluted ADS for the prior year period presented in this document is also calculated in the same manner.

Balance Sheet and Cash Flow

As of June 30, 2023, the Company had cash, restricted cash and short-term investments of RMB2.57 billion (US$354.6 million), as compared with RMB2.63 billion as of December 31, 2022.

Net cash used in operating activities for the second quarter of 2023 was RMB14.4 million (US$2.0 million), compared with net cash generated from operating activities of RMB111.9 million for the prior year period.

Business Outlook

For the third quarter of 2023, the Company expects its total net revenues to be between RMB686.3 million and RMB772.1 million, representing a year-over-year decline of approximately 10% to 20%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.2513 to US$1.00, the exchange rate in effect as of June 30, 2023, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, August 22, 2023, at 7:30 A.M. U.S. Eastern Time or 7:30 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter 2023.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852-3018-4992
Conference ID:	9229690

The replay will be accessible through August 29, 2023, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	9229690

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby's Choice, Galénic, DR.WU (its mainland China business), Eve Lom, Pink Bear and EANTiM. The Company's flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. The Company primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) tax effects on non-GAAP adjustments and (v) accretion to redeemable non-controlling interests. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

The Piacente Group, Inc.

Hui Fan

Tel: +86-10-6508-0677

E-mail: yatsen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	1,512,945	986,815	136,088
Short-term investments	1,072,867	1,562,567	215,488
Accounts receivable, net	200,843	190,337	26,249
Inventories, net	423,287	394,529	54,408
Prepayments and other current assets	292,825	335,753	46,302
Amounts due from related parties	5,654	14,708	2,028
Total current assets	3,508,421	3,484,709	480,563
Non-current assets
Restricted cash	41,383	21,754	3,000
Investments	502,579	546,524	75,369
Property and equipment, net	75,619	64,952	8,957
Goodwill	857,145	919,042	126,742
Intangible assets, net	689,669	710,622	97,999
Deferred tax assets	1,951	1,391	192
Right-of-use assets, net	133,004	102,764	14,172
Other non-current assets	52,885	44,047	6,074
Total non-current assets	2,354,235	2,411,096	332,505
Total assets	5,862,656	5,895,805	813,068
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts payable	119,847	105,329	14,526
Advances from customers	16,652	15,456	2,131
Accrued expenses and other liabilities	323,259	325,133	44,838
Amounts due to related parties	27,242	43,651	6,020
Income tax payables	21,826	21,966	3,029
Lease liabilities due within one year	79,586	61,659	8,503
Total current liabilities	588,412	573,194	79,047
Non-current liabilities
Deferred tax liabilities	113,441	118,031	16,277
Deferred income-non current	45,280	39,444	5,440
Lease liabilities	52,997	40,022	5,519
Total non-current liabilities	211,718	197,497	27,236
Total liabilities	800,130	770,691	106,283
Redeemable non-controlling interests	339,924	342,899	47,288
Shareholders’ equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2022 and June 30, 2023; 2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued as of December 31, 2022 and June 30, 2023; 1,569,677,384 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of December 31, 2022, 1,535,621,200 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of June 30, 2023)

	173	173	24
Treasury shares	(669,150)	(729,169)	(100,557)
Additional paid-in capital	12,038,802	12,015,386	1,656,998
Statutory reserve	24,177	24,177	3,334
Accumulated deficit	(6,600,365)	(6,658,099)	(918,194)
Accumulated other comprehensive (loss) income	(74,195)	126,095	17,388
Total Yatsen Holding Limited shareholders' equity	4,719,442	4,778,563	658,993
Non-controlling interests	3,160	3,652	504
Total shareholders' equity	4,722,602	4,782,215	659,497
Total liabilities, redeemable non-controlling interests and shareholders' equity	5,862,656	5,895,805	813,068

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2022	2023	2023	2022	2023	2023
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Total net revenues	951,770	858,562	118,401	1,842,724	1,623,958	223,954
Total cost of revenues	(353,450)	(216,915)	(29,914)	(629,858)	(413,582)	(57,036)
Gross profit	598,320	641,647	88,487	1,212,866	1,210,376	166,918
Operating expenses:
Fulfilment expenses	(69,743)	(58,339)	(8,045)	(143,606)	(110,255)	(15,205)
Selling and marketing expenses	(625,695)	(542,781)	(74,853)	(1,230,421)	(1,001,829)	(138,159)
General and administrative expenses	(147,794)	(149,655)	(20,638)	(355,923)	(190,396)	(26,257)
Research and development expenses	(32,045)	(25,930)	(3,576)	(67,855)	(50,108)	(6,910)
Total operating expenses	(875,277)	(776,705)	(107,112)	(1,797,805)	(1,352,588)	(186,531)
Loss from operations	(276,957)	(135,058)	(18,625)	(584,939)	(142,212)	(19,613)
Financial income	8,263	15,950	2,200	16,366	42,938	5,921
Foreign currency exchange (loss) gain	(21,796)	4,567	630	(24,428)	(982)	(135)
Income (loss) from equity method investments, net	45	(6,729)	(928)	(2,285)	12,331	1,701
Impairment loss of investments	(662)	-	-	(5,078)	-	-
Other income, net	27,932	11,649	1,606	45,586	29,166	4,022
Loss before income tax expenses	(263,175)	(109,621)	(15,117)	(554,778)	(58,759)	(8,104)
Income tax (expenses) benefits	(1,095)	1,154	159	(872)	968	133
Net loss	(264,270)	(108,467)	(14,958)	(555,650)	(57,791)	(7,971)
Net (loss) income attributable to non-controlling interests and redeemable non-controlling interests	(1,660)	675	93	(1,195)	57	8
Accretion to redeemable non-controlling interests	-	(2,975)	(410)	-	(2,975)	(410)
Net loss attributable to Yatsen's shareholders	(265,930)	(110,767)	(15,275)	(556,845)	(60,709)	(8,373)
Shares used in calculating loss per share (1):
Weighted average number of Class A and Class B ordinary shares:
Basic	2,475,134,621	2,228,009,569	2,228,009,569	2,500,801,376	2,232,107,152	2,232,107,152
Diluted	2,475,134,621	2,228,009,569	2,228,009,569	2,500,801,376	2,232,107,152	2,232,107,152
Net loss per Class A and Class B ordinary share
Basic	(0.11)	(0.05)	(0.01)	(0.22)	(0.03)	(0.00)
Diluted	(0.11)	(0.05)	(0.01)	(0.22)	(0.03)	(0.00)
Net loss per ADS (4 ordinary shares equal to 1 ADS)
Basic	(0.43)	(0.20)	(0.03)	(0.89)	(0.11)	(0.02)
Diluted	(0.43)	(0.20)	(0.03)	(0.89)	(0.11)	(0.02)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2022	2023	2023	2022	2023	2023
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Fulfilment expenses	970	381	53	2,493	1,032	142
Selling and marketing expenses	11,363	4,443	613	33,718	10,735	1,480
General and administrative expenses (income)	27,590	40,899	5,640	122,573	(35,421)	(4,885)
Research and development expenses	7,017	1,783	246	13,974	3,762	519
Total	46,940	47,506	6,552	172,758	(19,892)	(2,744)

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2022	2023	2023	2022	2023	2023
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Loss from operations	(276,957)	(135,058)	(18,625)	(584,939)	(142,212)	(19,613)
Share-based compensation expenses (income)	46,940	47,506	6,552	172,758	(19,892)	(2,744)
Amortization of intangible assets resulting from assets and business acquisitions	11,862	12,934	1,784	23,945	25,110	3,463
Non-GAAP loss from operations	(218,155)	(74,618)	(10,289)	(388,236)	(136,994)	(18,894)
Net loss	(264,270)	(108,467)	(14,958)	(555,650)	(57,791)	(7,971)
Share-based compensation expenses (income)	46,940	47,506	6,552	172,758	(19,892)	(2,744)
Amortization of intangible assets resulting from assets and business acquisitions	11,862	12,934	1,784	23,945	25,110	3,463
Revaluation of investments on the share of equity method investments	-	3,932	542	1,986	(15,214)	(2,098)
Tax effects on non-GAAP adjustments	(2,042)	(2,211)	(305)	(4,126)	(4,291)	(592)
Non-GAAP net loss	(207,510)	(46,306)	(6,385)	(361,087)	(72,078)	(9,942)
Net loss attributable to Yatsen's shareholders	(265,930)	(110,767)	(15,275)	(556,845)	(60,709)	(8,373)
Share-based compensation expenses (income)	46,940	47,506	6,552	172,758	(19,892)	(2,744)
Amortization of intangible assets resulting from assets and business acquisitions	10,945	12,656	1,745	22,776	24,568	3,388
Revaluation of investments on the share of equity method investments	-	3,932	542	1,986	(15,214)	(2,098)
Tax effects on non-GAAP adjustments	(1,876)	(2,211)	(305)	(3,960)	(4,291)	(592)
Accretion to redeemable non-controlling interests	-	2,975	410	-	2,975	410
Non-GAAP net loss attributable to Yatsen's shareholders	(209,921)	(45,909)	(6,331)	(363,285)	(72,563)	(10,009)
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	2,475,134,621	2,228,009,569	2,228,009,569	2,500,801,376	2,232,107,152	2,232,107,152
Diluted	2,475,134,621	2,228,009,569	2,228,009,569	2,500,801,376	2,232,107,152	2,232,107,152
Non-GAAP net loss attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	(0.08)	(0.02)	(0.00)	(0.15)	(0.03)	(0.00)
Diluted	(0.08)	(0.02)	(0.00)	(0.15)	(0.03)	(0.00)
Non-GAAP net loss attributable to ordinary shareholders per ADS (4 ordinary shares equal to 1 ADS)
Basic	(0.34)	(0.08)	(0.01)	(0.58)	(0.13)	(0.02)
Diluted	(0.34)	(0.08)	(0.01)	(0.58)	(0.13)	(0.02)